UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission file number 0-30752

AETERNA ZENTARIS INC.

c/o Norton Rose Fulbright Canada LLP

1 Place Ville Marie

Suite 2500

Montreal, QC

H3B 1R1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

DOCUMENTS INDEX

Documents	Description

99.1	Press release dated October 27, 2016

99.2	Form of Common Share Purchase Warrant to be issued by the registrant in connection with an offering

99.3	Form of Pre-Funded Common Share Warrant to be issued by the registrant in connection with an offering

99.4	Placement Agency Agreement dated October 27, 2016 by and between the registrant and Maxim Group LLC

99.5	Form of Securities Purchase Agreement dated October 27, 2016 by and between the registrant and the investor(s) in the offering

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: October 27, 2016	By:	/s/ Philip A. Theodore
Philip A. Theodore
Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary

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